Exhibit 99.1

MEDIA RELEASE

SMART to Announce Second Quarter Results

Q2 Results for Fiscal 2015 to be released after Market Close on November 13, 2014

Calgary, Alberta — October 23, 2014 — SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA), a leading provider of collaboration solutions, today announced that it will report financial results on Thursday, November 13, 2014, for its second quarter ended September 30, 2014. Financial results will be announced after market close, followed by a conference call and webcast at 2:30 p.m. MT (4:30 p.m. ET).

To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through November 23, 2014, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 21587489.

A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and enterprises around the globe. To learn more, visit www.smarttech.com.

Reader’s Advisory

Certain information contained in this press release may constitute forward-looking information or statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the timing of the announcement of Q2 FY15 financial results. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

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For more information, please contact:

Investor contact Ken Wetherell Investor Relations Manager SMART Technologies Inc. + 1.403.407.4233 KenWetherell@smarttech.com	Media contact Laurie Long Public Relations Manager SMART Technologies Inc. +1.403.407.5085 LaurieLong@smarttech.com

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